Notice to ASX/LSE Rio Tinto appoints new Chief People Officer 19 December 2024 Rio Tinto has appointed Georgie Bezette as its new Chief People Officer, succeeding James Martin, who will retire at the end of this year. Georgie, who joined the organisation in 2008, is currently Chief Operating Officer, People, responsible for the transformation of the People function in support of Rio Tinto’s ambitious cultural change journey. She will start in her new role on 1 January 2025 and be based in London. Rio Tinto Chief Executive Jakob Stausholm said: “As I have come to know Georgie, it is clear she is passionate about talent development, culture change, and creating inclusive environments that foster growth and innovation. This, combined with her operational experience, strong leadership capability and ability to make positive change a reality, will be a huge asset to the Executive Committee and to the business. “I would like to thank James Martin for his leadership through a period of significant cultural change for our organisation. He has had a huge impact at Rio Tinto, and so I am pleased that he has agreed to stay on in an advisory capacity for another year”. Georgie Bezette said: “I am delighted to be stepping up into the role of Chief People Officer as we embark on a decade of growth. The Company has made great strides to enact meaningful cultural change across the industry over the last couple of years, and I look forward to working with my colleagues across the globe to continue that important work, whilst helping the business to deliver on its wider strategy.” EXHIBIT 99.13

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com